ACTION BY UNANIMOUS WRITTEN CONSENT OF THE MANAGERS OF KINGDOM SCENE ENDEAVORS, LLC

The undersigned Managers (the "Managers"), constituting all of the Managers of Kingdom Scene Endeavors, LLC, a Missouri limited liability company (the "Company"), acting without notice or a meeting, hereby waive notice and the holding of such meeting and consent to, adopt and vote in favor of the following, such consent to have the same effect as a vote of the Managers at a meeting duly called and held:

Approval of the Second Amended and Restated Limited Liability Company Agreement

WHEREAS, the Company adopted a limited liability company operating agreement on January 9, 2009 (the "Original LLC Agreement"), and amended and restated its Original LLC Agreement on September 28, 2011 (the "A&R LLC Agreement");

WHEREAS, the Company desires to amend and restate, pursuant to Section 10.01 of the A&R LLC Agreement, the A&R LLC Agreement in connection with the Offering and Redemption (as defined below); and

WHEREAS, the Managers have reviewed and considered the Second Amended and Restated Limited Liability Company Operating Agreement (the "Second A&R LLC Agreement") the form of which is attached hereto as **Exhibit A** and believe it to be in the best interest of the Company and its members (the "Members").

NOW, THEREFORE, BE IT RESOLVED, the Managers recommend that the Members approve the Second A&R LLC Agreement and authorize the Company to solicit the approval of the Second A&R LLC Agreement from the Members to recommend its approval.

Approval of Class B Unit Offering and Increase in Authorized Class B Units

WHEREAS, the Company desires to raise additional capital through the sale of Class B Units of the Company (the "Class B Units") of up to 739.5 additional Class B Units (the "Offering");

WHEREAS, the Class B Units will be sold and purchased pursuant to the terms and conditions set forth in the Summary of Terms (the "Summary of Terms") attached hereto as **Exhibit B** and a Subscription Agreement (the "Subscription Agreement"), attached hereto as **Exhibit C**; and

WHEREAS, the Class B Units will have such rights, and be subject to such terms and conditions, as are set forth in the Second A&R LLC Agreement.

NOW, THEREFORE, BE IT RESOLVED, that the solicitation of investors and the acceptance of subscriptions to purchase the Class B Units on the terms set forth in the Summary of Terms and the Subscription Agreement is hereby approved and ratified in all respects as being in the best interests of the Company and its Members;

FURTHER RESOLVED, that the authorized number of Class B Units be increased by 739.5 Class B Units, such that the new number of authorized Class B Units be, and hereby is, 1470.6;

FURTHER RESOLVED, that the President of the Company be, and hereby is, authorized, empowered and directed for, and on behalf of, and in the name of the Company, to execute and deliver the Subscription Agreement and the Joinder Agreement between the Company and any investor not already a member of the Company (the "Joinder Agreement") in substantially the form attached hereto as **Exhibit D**, with such changes therein as may be approved by the President, the execution thereof by the President to be conclusive evidence of such approval; and

FURTHER RESOLVED, that, upon acceptance of subscriptions to purchase Class B Units from investors and after receiving executed copies from such investors of Subscription Agreements from time to time, such investors shall be automatically accepted and admitted as members of the Company pursuant to Section 3.02 of the Second A&R LLC Agreement.

Approval of Class A Unit Redemption

WHEREAS, in connection with the Offering, the Company shall redeem and cancel 354.5 Class A Units (the "Class A Units") for $0.01 per Class A Unit (the "Redemption");

WHEREAS, the Class A Units will be repurchased and canceled pursuant to the terms and conditions set forth in the Class A Unit Membership Interest Redemption Agreement (the "Redemption Agreement"), substantially in the form attached hereto as **Exhibit E**;

WHEREAS, The Managers may approve a competitive activity, such as the Redemption, provided that the Redemption is (i) fair to the Company as of the time the Redemption is authorized, approved or ratified by the Managers or (ii) a majority of the disinterested Managers approve the Redemption; and

WHEREAS, the Managers believe that it is in the best interest of the Company to enter into the Redemption Agreement with the holders of Class A Units, because the Redemption is (i) fair to the Company and (ii) a majority of the disinterested Managers approve the Redemption.

NOW, THEREFORE, BE IT RESOLVED, that the repurchase and cancellation 354.5 of the Class A Units at a price of $0.01 per Class A Unit is hereby approved in all respects as being in the best interests of the Company and its Members;

FURTHER RESOLVED, that the Redemption is fair to the Company and a majority of the disinterested Managers approve the Redemption;

FURTHER RESOLVED, that upon completion of the Redemption, all such Class A Units shall be immediately cancelled and that the authorized number of Class A Units be decreased by 354.5 Class A Units, such that the new number of authorized Class A Units be, and hereby is, 445.5;

FURTHER RESOLVED, that the Redemption shall only become effective upon (i) Member approval of the Second A&R LLC Agreement and (ii) the closing of the Offering; and

FURTHER RESOLVED, that the President of the Company be, and hereby is, authorized, empowered and directed for, and on behalf of, and in the name of the Company, to execute and deliver the Redemption Agreement, in substantially such form, with such changes therein as may be approved by the President, the execution thereof by the President to be conclusive evidence of such approval;

General Resolutions

FURTHER RESOLVED, that the President is authorized and directed to execute and deliver such further documents and agreements as he shall consider appropriate or advisable in order to cause the Company to carry out the transactions referred to herein, including, without limitation, any notice filings required by federal or state securities laws, with such completions, changes, additions and deletions as the President shall approve, such approval being conclusively evidenced by the President's signature thereto, which shall be the valid and binding act and obligation of the Company in accordance with its terms; and

FURTHER RESOLVED, that any actions taken by the Company or its Managers, officers, employees or agents prior to the date of this consent in furtherance of the aforementioned resolutions are hereby severally ratified, confirmed and approved as the acts and deeds of the Company.

These resolutions may be executed in one or more identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned Managers, have executed this consent as of the dates written below.

Charles F Fay
Charles Fay
Date: 2/5/20

Zachary Fay
Date: 2/6/20

Julie McWilliams
Date: 2/5/2020

Tom Holley
Date: 2/7/20

Tom W Moller
Tom Moller
Date: 2/7/20